Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.

NAME AND ADDRESS OF COMPANY

Labopharm Inc.
480 Armand-Frappier Blvd
Laval, Québec
H7V 4B4
(450) 686-0207

2.

DATE OF MATERIAL CHANGE

November 6, 2009.

3.

NEWS RELEASE

Labopharm Inc. (“Labopharm”) issued a news release on November 6, 2009.

4.

SUMMARY OF MATERIAL CHANGE

On November 6, 2009, Labopharm announced that it was streamlining its operations, eliminating 35 positions.  Following the action, Labopharm will have 124 employees, approximately 75 of which will be in research and development positions.  The reduction in workforce is expected to result in annual cost savings of approximately $3 million.

5.

FULL DESCRIPTION OF MATERIAL CHANGE

On November 6, 2009, Labopharm announced that it was streamlining its operations, eliminating 35 positions. Following the action, Labopharm will have 124 employees, approximately 75 of which will be in research and development positions.  The reduction in workforce is expected to result in annual cost savings of approximately $3 million. The measures are intended to focus the organization to better support the full commercial potential of its products, pipeline and technologies.

The Company expects to incur a restructuring charge related to the reduction in workforce of approximately $1 million in the fourth quarter of 2009.

6.

RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.

OMITTED INFORMATION

Not applicable.

8.

EXECUTIVE OFFICER

Frédéric Despars, Vice-President, General Counsel and Corporate Secretary, who may be contacted at the address and phone number listed in item 1.

9.

DATE OF REPORT

November 10, 2009

LABOPHARM INC.

By:

/s/ Frédéric Despars
Frédéric Despars
Vice-President, General Counsel and Corporate Secretary